Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100 matthew.poulter@linklaters.com

February 14, 2025

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tracey Houser Mr. Terence O’Brien

Re:	Bioceres Crop Solutions Corp.

Form 20-F for Fiscal Year Ended June 30, 2024

Response Letter Dated January 31, 2025

File No. 001-38836

Ms. Houser and Mr. O’Brien:

Bioceres Crop Solutions Corp. (the “Company”) previously submitted to the Securities and Exchange Commission (the “SEC”) on October 30, 2024, an annual report on Form 20-F for the year ended June 30, 2024 (the “Form 20-F”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated January 31, 2025. The Company’s responses below correspond to the caption and number of the comments received (which are reproduced below in bold).

Form 20-F for Fiscal Year Ended June 30, 2024

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 71

1.	As previously requested in comment 2 to our letter dated February 1, 2024, please discuss and quantify the extent to which changes in pricing, volume and/or the introduction of new products contributed to fluctuations in revenues at the consolidated and segment levels. To the extent that a change in the mix of products has impacted your profit measure, provide an explanation for what the change entails and whether you expect the change to continue into the future. When multiple factors positively and/or negatively impact a line item, ensure you quantify the impact of each factor. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification (i.e., Release 33-8350, Section III.B.) for guidance.

The Company acknowledges the Staff’s comment and commits to include disclosure similar to the below in its annual report on Form 20-F for the fiscal year ended June 30, 2025 and in future annual reports to be filed with the SEC:

Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest

Total revenue increased by US$44.7 million, or 10.6%, totalling US$464.8 million for the year ended June 30, 2024, compared to our total revenue of US$420.1 for the year ended June 30, 2023. Revenue from HB4 sales, adjuvants, and other crop protection products increased as a result of normalized weather conditions in the southern hemisphere and, to a lesser extent, an increase in bio stimulant sales in Europe.

Crop Protection. Total revenue increased by US$17.7 million, or 8.6%, to US$223.5 million for the year ended June 30, 2024, from US$205.8 million for the year ended June 30, 2023. This increase was due to a greater demand for crop protection products in key markets, such as Brazil and Argentina, as a result of heightened pest activity. In this segment, adjuvants and seed protection products were the main growth drivers. Revenues from adjuvants grew by 13%, led by a 9% improvement in average prices. Seed protection product revenues increased by 37%, as a result of a 35% increase in sales volume.

Crop Nutrition. Total revenue decreased by US$12.4 million, or 7.9%, to US$144.8 million for the year ended June 30, 2024, compared to US$157.3 million for the year ended June 30, 2023. The decrease was mainly due to a US$17.2 million decrease in the accrual of the upfront fee from the Syngenta Exclusive Global Distribution Agreement, which was US$15.7 million in the year ended June 30, 2024, compared to US$32.9 million in the year ended June 30, 2023. In addition, softened micro-beaded fertilizers demand in the fourth quarter interrupted the momentum shown by this product category during the first half of the fiscal year, ending the year with a 3% reduction in revenue, as a result of a 9% decrease in prices despite a 6% increase in sales volume. Bio-stimulants were the best performers, particularly in Europe, where sales volume increased by 66% and average prices increased 4% when compared to the previous year, which offset a 38% reduction in sales volumes in Latin America.

Seed and Integrated Products. Total revenue increased by US$39.7 million, or 70.0%, to US$96.4 million for the year ended June 30, 2024, compared to US$56.7 million for the year ended June 30, 2023, due to a large year-on-year increase of 230% in HB4 revenue, which mainly resulted from greater sales volume.

2.	We note your presentation of research and development expenses excluding depreciation and amortization and share-based incentives and fixed selling, general and administrative expenses and variable selling, general and administrative expenses excluding depreciation and amortization, transaction expenses and share-based incentives without providing a reconciliation from the most directly comparable financial measure calculated and presented in accordance with IFRS-IASB. Please revise your presentation to comply with Item 10(e)(1)(i)(B) of Regulation S-K. Address this comment in your financial and operating results included as exhibits to Form 6-K in accordance with Rule 100(a) of Regulation G, which also requires the presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) as well. Refer to comments 1 and 10 in our comment letter dated February 1, 2024.

The Company acknowledges the Staff’s comments and commits to include disclosure similar to the below in its subsequent current reports on Form 6-K with respect to its earnings releases:

Operating Expenses

Selling, General and Administrative Expenses (“SG&A”): Freight and haulage, Commissions and royalties, and Taxes jointly increased by $2.7 million in line with sales performance. Depreciation and amortization (“D&A”) had no variation compared to FY23, transactional expenses increased by $0.9 million and share-based incentives by $1.1M. The rest of SG&A expenses jointly decreased by $1.9 million year over year as part of broader efforts to achieve operational leverage.

Overall SG&A expenses were $25.7 million in 4Q24, unchanged from the same quarter last year.

For the full fiscal year, SG&A expenses were $99.9 million, compared with $94.4 million in FY23. D&A had a negative variation of $1.0 million, transaction expenses decreased by $3.1 million and share-based incentives increased by $9.2 million. The rest of SG&A expenses jointly remained roughly flat given deliberate cost management actions across multiple geographies, while Freight and haulage, Commissions and royalties, and Taxes expenses grew in connection with sales performance and explain the increase almost in full. Total SG&A as a percentage of revenues represented 21% in FY24, compared to 22% in FY23.

Research and Development (“R&D”): Total R&D expenses reached $2.8 million in 4Q25 compared to $2.6 million of the same quarter last year, and $10.1 million for the full year compared to $9,8 million from last year. D&A reached $2.4 million and share-based incentives $0.1 million in 4Q24, compared to $1.6M in 4Q23.

R&D expenses remained flat at 2% of revenue compared to last year, for both the quarter and the full year.

* * * * * * * *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9306 or matthew.poulter@linklaters.com.

Yours faithfully,

Matthew S. Poulter, Esq.